FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending May 13, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: May 13, 2003                                             By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                                               Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


5 May 2003          Abacus (GSK) Trustees Limited, as trustee of the
                    GlaxoSmithKline Employee Trust, ("the GSK Trust", transferred 40,673 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee
                    Share Option Plan 1991.

8 May 2003          The GSK Trust sold 1,802 Ordinary Shares in the
                    Company on  behalf of a participant in the Glaxo
                    Wellcome 1999 Long Term Incentive Plan at a price of(pound)12.9035 per share.

9 May 2003          The GSK Trust transferred 2,581 Ordinary Shares in
                    the Company to a participant in the Glaxo Wellcome
                    1999 Long Term Incentive Plan.

9 May 2003          The GSK Trust transferred 30,304 Ordinary shares
                    in the Company to  participants of the SmithKline
                    Beecham Employee Share Option Plan 1991.

The Company was advised of these transactions on 12 May 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

12 May 2003

12 May 2003

GlaxoSmithKline PLC

                             GSK Share Re-Purchases

GlaxoSmithKline plc announces that today, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 May 2002, it purchased for cancellation 1,100,000 of its ordinary shares at a price of 1299.5139p per share.

                              Director's Interests

I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned director:

Dr J P Garnier         The Administrators of the
                       GlaxoSmithKline US Retirement Savings Plan notified GlaxoSmithKline plc on 9 May 2003 that Dr Garnier had increased his interest by 23
                       Ordinary Share ADRs at a price of $41.16 per share on 8 May 2003. Dr Garnier was also notified of this change on 8 May 2003.


S M Bicknell
Company Secretary
12 May 2003

                                 Director's Interests

I give below details of changes in director's interests in the Ordinary Shares of GlaxoSmithKline plc.

                 The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 9 May 2003, that as a result of movement in the fund on the 8 May 2003, the number of Ordinary Share ADRs held by the fund had increased from 18,493,207 to 18,577,338 at an average price of $41.16.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries.
One of the Company's directors, Dr J P Garnier is therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

12 May 2003

                        Directors' Interests


I give below details of a change in the interests in Ordinary Shares of GlaxoSmithKline plc in respect of the undermentioned Director arising from the purchase of Ordinary Shares at a price of (pound)12.90 per Ordinary Share on 12 May 2003 through the Company's ShareReward Plan ("the Plan") which Mr Coombe entered on 5 October 2001:


Mr J D Coombe         Acquisition of 10 Ordinary Shares under the partnership
                      element of the Plan (personal contribution)

                      Acquisition of 10 Ordinary Shares under the matching element of the Plan (Company contribution)


Mr Coombe and the Company were advised of this information on 13 May 2003.



S M Bicknell
Company Secretary

13 May 2003

                                 Director's Interests

I give below details of changes in director's interests in the Ordinary Shares of GlaxoSmithKline plc.

                The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 12 May 2003, that as a result of movement in the fund on the 9 May 2003, the number of Ordinary Share ADRs held by the fund had increased from 18,577,338 to 18,640,540 at an average price of $41.71.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J P Garnier is therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

13 May 2003